ALE Group Holding Limited

Unit 1005, 10/F, Tower A, New Mandarin Plaza,

14 Science Museum Road, Tsim Sha Tsui, Hong Kong

June 8, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Cara Wirth, Lilyanna Peyser, Aamira Chaudhry and Theresa Brillant

Re:	ALE Group Holding Ltd Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted May 6, 2020 CIK No. 0001806905

Dear Ms. Wirth, Ms. Peyser, Ms. Chaudhry and Ms. Brillant:

ALE Group Holding Limited (the “Company”, “ALE,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 20, 2020 regarding our Amendment No. 1 to Draft Registration Statement on Form F-1 submitted on May 6, 2020. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 submitted accompanying this Response Letter is referred to as Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted May 6, 2020

Prospectus Summary, page 1

1.	We note that you have entered into a Memorandum of Understanding with Forbes China. We also note your disclosure that Mr. Lee Sze Wai, CEO of Forbes China, will become a director of the Company upon the closing of the offering. Please describe the consideration you gave to including this information pursuant to Item 4(a) of Form F-1 and corresponding Part I, Item 7(B) of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has included revised disclosure on page 76 of the Amendment No. 2.

2.	We note your response to prior comment 1 in our letter dated April 13, 2020, that Forbes China does not agree to publicly disclose the full text of the Memorandum of Understanding. Regardless of Forbes China's position regarding the disclosure of the agreement, please confirm, if true, that the memorandum of understanding is not a material contract to your business that is required to be filed as an exhibit pursuant to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K and discussed in your prospectus pursuant to Item 4 of Form F-1.

Response: The Company respectfully advise the Staff that management does not believe the memorandum of understanding is a material contract to the Company’s business that is required to be filed as an exhibit pursuant to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K and discussed in the prospectus pursuant to Item 4 of Form F-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Factors that Affects Results of Operations, page 36

3.	We note your disclosure regarding the impacts of COVID-19 in the Management's Discussion and Analysis section on page 36, which appears to be identical to the disclosure contained in the Risk Factors section on page 13. Please expand your disclosure in the Management's Discussion and Analysis section to further describe, and quantify to the extent possible, any known trends and uncertainties that have had, or that you reasonably expect will have, a material impact on your business, revenue or results of operations. Refer to Item 303(a) of Regulation S-K, Release No. 33-8350 and CF Disclosure Guidance: Topic No. 9.

Response: The Company acknowledges the Staff’s comment and has included additional disclosure on page 36 of the Amendment No. 2.

Results of Operations, page 40

4.

We note your responses to prior comments 4 and 11 in our letter dated April 13, 2020. We also note the removal of your disclosure in the Management's Discussion and Analysis section that previously stated revenue decreased primarily due to fee adjustments for accounting and financial reporting services during the year ended March 31, 2019. Please tell us if you reduced the amount owed by any of your clients and if so, quantify the amount of the reduction in your results of operations discussion. Additionally, please tell us how you accounted for such adjustments, including your consideration of ASC 606-10-32-7 in determining transaction price.

Response: In response to Staff’s comments as well as guidance per ASC 606-10-32-7 related to variable consideration, the Company respectfully advise the Staff that it did not have price concession or other variable consideration occurred during the contract term. Instead, the fee adjustments only took place when we renewed the expired contract with existing clients or accepted new clients. The fee adjustment for renewed and new contracts was in line with our remodeled business strategy during FY 2019, which includes discontinuing complex job engagements, reducing the size of engagements, lowering the job complexity and focusing on smaller size engagements in order to enhance the margin. Hence, we did not provide any fee adjustment or price concession during the existing term and had no variable consideration for any contracts. We have revised the related disclosure under Management's Discussion and Analysis on page 40.

We have also clarified our disclosure under sections “Risk Factors” on page 9 and 10 and “Overview” of “Business” on page 60.

Exhibit Index, page II-5

5.	We note that you entered into employment agreements with each of your CEO and CFO on March 16, 2020. Please file each agreement as a separate exhibit. Please refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has filed the employment agreements with each of our CEO and CFO as Exhibit 10.4 and Exhibit 10.5 to Amendment No. 2.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Poon Tak Ching Anthony
Poon Tak Ching Anthony CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC